Baker & McKenzie LLP

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China World Trade Centre
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People’s Republic of China

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www.bakermckenzie.com

November 21, 2025

PRIVATE AND CONFIDENTIAL

Ms. Joyce Sweeney

Ms. Kathleen Collins

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Cloopen Group Holding Ltd. (the “Company”)

Response to the Staff’s Comments on

Form 20-F for Fiscal Year Ended December 31, 2024 Filed September 3, 2025 (File No. 001-40004)

Dear Ms. Joyce Sweeney and Ms. Kathleen Collins,

This letter sets forth the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated September 17, 2025 relating to the above referenced filing in connection with the Form 20-F for the fiscal year ended December 31, 2024 filed on September 3, 2025 (the “2024 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Beijing Suite 3401, China World Office 2 China World Trade Centre 1 Jianguomenwai Dajie Beijing 100004 People’s Republic of China Tel: +86 10 6535 3800 Fax: +86 10 6505 2309	Hong Kong 14th Floor, One Taikoo Place 979 King’s Road, Quarry Bay Hong Kong SAR People’s Republic of China Tel: +852 2846 1888 Fax: +852 2845 0476	Shanghai Unit 1601, Jin Mao Tower 88 Century Avenue Pudong, Shanghai 200121 People’s Republic of China Tel: +86 21 6105 8558 Fax: +86 21 5047 0020

Registered foreign lawyers not admitted to practice in the PRC.

Baker & McKenzie LLP is a member of Baker & McKenzie International.

Form 20-F for Fiscal Year Ended December 31, 2024

Introduction, page ii

1.	We note from your disclosure that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of your annual report. In future filings, please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Response: The Company respectfully advises the Staff that it does not have any operation in Hong Kong and Macau. In light of this, the Company believes that laws and regulations in Hong Kong and Macau, including the regulatory actions related to data security or anti-monopoly concerns and regulations that may result in oversight over data security, do not have a material impact on its ability to conduct business, accept foreign investment, or list on a United States or foreign stock exchange. To the extent that the Company has material operations in Hong Kong and/or Macau in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Hong Kong and/or Macau as well as the related risks and consequences, as appropriate.

In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2024 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes ~~excluding, for the purpose of this annual report only,~~ Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;”

Item 3. Key Information

The Holding Foreign Companies Accountable Act, page 4

2.	In future filings, please disclose the location of your auditor’s headquarters. Similarly revise the related risk factor regarding the HFCAA on page 38.

Response: In response to the Staff’s comment, the Company respectfully undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with additions in underline showing the changes against the disclosure in the 2024 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

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“D. Risk Factors

…

Risks Related to Doing Business in China

…

The ADSs may be prohibited from being traded over the counter in the United States under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The prohibition from trading of the ADSs, or the threat of their being prohibited from being traded, may materially and adversely affect the value of your investment.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our shares or the ADSs from being traded on a national securities exchange or in the OTC trading market in the United States. Our independent registered public accounting firm, ARK Pro CPA & Co is located in and organized under the laws of Hong Kong, a jurisdiction where, at the time of the adoption of the HFCAA, the PCAOB was unable to conduct inspections without the approval of the Chinese authorities.

On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in mainland China and Hong Kong, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, and upon two consecutive years of non-inspection under the HFCAA, our shares and the ADSs will not be permitted for trading on a national securities exchange or the OTC trading market in the United States under the HFCAA and related regulations. In that case, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so and have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

…

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ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ARK Pro CPA & Co, our incumbent independent registered public accounting firm headquartered in Hong Kong, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.”

D. Risk Factors

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business..., page 35

3.	We note you made changes to the disclosure on page 35 from what you previously disclosed in the Form F-1/A filed on February 3, 2021, regarding the legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your initial registration statement that would warrant such revisions, which mitigate the challenges you face and related disclosures. In future filings, please restore your disclosure. For additional guidance, please refer to the Division of Corporation Finance’s Sample Letter to China-Based Companies, issued December 2021 and July 2023.

Response: In response to the Staff’s comment, the Company respectfully undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2024 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“D. Risk Factors

…

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We generate substantially all of our revenues from our operations in China. Accordingly, our business, ~~results of operations,~~ financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. ~~Although the PRC government has been pursuing economic reform policies for past decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. As a result, while~~ However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past ~~decades~~ 30 years, growth has ~~still~~ been uneven across different regions and among different economic sectors.

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The PRC government exercises significant control ~~in regulating industrial development, allocation of natural and other resources, production, pricing, management of currency,~~ over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures may benefit the overall PRC economy, but may ~~not benefit~~ have a negative effect on us. For example, our ~~results of operations and~~ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us. ~~We cannot predict whether changes in China’s economic or social conditions or government policies will adversely affect our business, results of operations and financial condition, lead to reduction in demand for our solutions, or adversely affect our competitive position.~~ Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business, financial condition and results of operations, lead to reduction in demand for our solutions and adversely affect our competitive position.

Furthermore, we, the VIE and its subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the VIE and its subsidiaries’ financial performance and operations, including the enforceability of the contractual arrangements. As of the date of this annual report, neither we nor the VIE have received or have been denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that we or the VIE will receive or not be denied permission from relevant authorities to list on U.S. exchanges in the future.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(s) Revenue Recognition, page F-21

4.	We note that you provide services as an agent in provision of CPaaS platforms to customers and recognize the related revenue on a net basis. We further note you disclose the “gross amount of revenue from services as an agent” for each period presented. Please tell us how you considered whether your discussion of revenue on a gross basis presents a non-GAAP measure and tell us how you considered the guidance in Item 10(e)(ii)(c) of Regulation S-K and the Question 100.04 of the Non-GAAP C&DIs.

Response: The Company respectfully clarifies that the previously disclosed “gross amount of revenue” was intended as an operational metric. In response to the Staff’s comment, the Company respectfully undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough showing the changes against the disclosure in the 2024 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

…

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

…

(s) Revenue recognition

…

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CPaaS revenues

The Company accounts for revenue from customers’ usage of text message and voice call services on the Company’s CPaaS platform as two separate performance obligations. The Company’s service fees are determined by applying the contractual unit price to the monthly usage volume of text messages sent or minutes of voice calls placed and a contractual monthly fixed charge per subscriber multiplied by the number of subscribers recorded by the Company’s CPaaS platform where relevant. The cloud-based services to send text messages and place voice calls are sold separately to customers with observable standalone selling prices.

The Company also provides services as an agent in provision of CPaaS platforms to customers. The Company identified one performance obligation and recognized the revenues, on a monthly basis, at the amount equal to the difference between the amount charged to the customers and the amount charged by telecommunication operators. ~~The gross amount of revenue from services as an agent was RMB89 million, 69million and RMB50 million for the years ended December 31, 2022, 2023 and 2024, respectively.~~ The net amount of revenue from services as an agent was RMB14 million, RMB16 million and RMB15 million for the years ended December 31, 2022, 2023 and 2024, respectively.

The service contracts are generally with a length between 3 and 12 months and renewable at the latest fee rates of the renewed contract services on the contract renewal date. The option of renewal does not provide the customer with a material right that it otherwise could not obtain without entering into that contract, therefore the renewal option was not recognized as a separate performance obligation in the contract. The service contracts do not grant the Company or customers a unilateral right to terminate the contracts before completion.

…

17. REVENUE INFORMATION

Major products/services lines

…

Note 1: ~~The gross amount of revenue from services as an agent was RMB89 million, RMB69 million and RMB50 million for the years ended December 31, 2022, 2023 and 2024.~~ The net amount of revenue from services as an agent was RMB14 million, RMB16 million and RMB15 million for the years ended December 31, 2022, 2023 and 2024 respectively.”

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If you have any additional questions or comments regarding the 2024 Form 20-F, please contact Ms. Zhenzhen Bao at Baker & McKenzie LLP by telephone at +86 13911966903 or via e-mail at Zhenzhen.Bao@bakermckenziefenxun.com, or the undersigned by telephone at +852 2846 1016 or via e-mail at Dan.Ouyang@bakermckenzie.com.

Very truly yours,

/s/ Dan Ouyang

Enclosures

cc:

Yipeng Li, Chief Financial Officer, Cloopen Group Holding Ltd

Zhenzhen Bao, Esq., Baker & McKenzie LLP

Wing Wai Lai, Partner, ARK Pro CPA & Co

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